UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Latch, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51818V106

(CUSIP Number)

December 6, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	51818V106

1.	NAMES OF REPORTING PERSONS Pan-Am Equities Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,204,626 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,204,626 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,204,626 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Represents shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer (as defined herein) held by Pan-Am Equities Inc. (“Pan-Am Equities”). Such shares have been allocated among each of the other Reporting Persons (as defined herein) as set forth in this Schedule 13G for voting and dispositive purposes. Pan-Am Equities disclaims beneficial ownership of all such shares.

SCHEDULE 13G

CUSIP No.	51818V106

1.	NAMES OF REPORTING PERSONS Gregory R. Manocherian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,223,143
	6.	SHARED VOTING POWER 3,927,577 (1)
	7.	SOLE DISPOSITIVE POWER 1,223,143
	8.	SHARED DISPOSITIVE POWER 3,927,577 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,150,720 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 3,620,846 shares held by Pan-Am Equities. Of those, 3,514,596 shares are allocated to Mr. Manocherian and 106,250 shares are allocated to his spouse, Kimberly Lopp-Manocherian. Also includes 306,731 shares held by a family trust of which Kimberly Lopp-Manocherian is a trustee. Mr. Manocherian disclaims beneficial ownership of the shares allocated to his spouse and the shares held in trust.

SCHEDULE 13G

CUSIP No.	51818V106

1.	NAMES OF REPORTING PERSONS Kimberly Lopp-Manocherian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,927,580 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,927,580 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,927,580 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 3,620,846 shares held by Pan-Am Equities. Of those, 106,250 shares are allocated to Ms. Manocherian and 3,514,596 shares are allocated to her spouse, Gregory Manocherian. Also includes 1,223,143 shares held by her spouse and 306,731 shares held by a family trust of which Ms. Manocherian is a trustee. Ms. Manocherian disclaims beneficial ownership of the shares held by, or allocated to, her spouse and the shares held in trust.

SCHEDULE 13G

CUSIP No.	51818V106

1.	NAMES OF REPORTING PERSONS John F. Manocherian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3
	6.	SHARED VOTING POWER 116,190 (1)
	7.	SOLE DISPOSITIVE POWER 3
	8.	SHARED DISPOSITIVE POWER 116,190 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,193 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 116,190 shares held by Pan-Am Equities allocated to Mr. John F. Manocherian.

SCHEDULE 13G

CUSIP No.	51818V106

1.	NAMES OF REPORTING PERSONS Douglas Levine
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,080,077
	6.	SHARED VOTING POWER 2,764,021 (1)
	7.	SOLE DISPOSITIVE POWER 1,080,077
	8.	SHARED DISPOSITIVE POWER 2,764,021 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,844,098 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 2,464,021 shares held by Pan-Am Equities allocated to Mr. Levine. Also includes 300,000 shares held by a family trust of which Mr. Levine’s spouse, Kaisa Levine, is a trustee. Mr. Levine disclaims beneficial ownership of the shares held in trust.

SCHEDULE 13G

CUSIP No.	51818V106

1.	NAMES OF REPORTING PERSONS Kaisa M. Levine
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,844,098 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,844,098 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,844,098 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 2,464,021 shares held by Pan-Am Equities allocated to Ms. Levine’s spouse, Douglas Levine. Also includes 1,080,077 shares held by her spouse and 300,000 shares held by a family trust of which Ms. Levine is a trustee. Ms. Levine disclaims beneficial ownership of the shares held by, or allocated to, her spouse and the shares held in trust.

SCHEDULE 13G

CUSIP No.	51818V106

1.	NAMES OF REPORTING PERSONS Abdi Mahamedi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 739,000
	6.	SHARED VOTING POWER 976,330 (1)
	7.	SOLE DISPOSITIVE POWER 739,000
	8.	SHARED DISPOSITIVE POWER 976,330 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,715,330 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 976,330 shares held by Pan-Am Equities allocated to Mr. Mahamedi.

SCHEDULE 13G

CUSIP No.	51818V106

1.	NAMES OF REPORTING PERSONS Carl D. Schroeder
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,000
	6.	SHARED VOTING POWER 27,239 (1)
	7.	SOLE DISPOSITIVE POWER 2,000
	8.	SHARED DISPOSITIVE POWER 27,239 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,239 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 27,239 shares held by Pan-Am Equities. Of those, 5,810 shares are allocated to Mr. Schroeder and 21,429 shares are allocated to his spouse, Lisa Schroeder. Mr. Schroeder disclaims beneficial ownership of the shares allocated to his spouse.

SCHEDULE 13G

CUSIP No.	51818V106

1.	NAMES OF REPORTING PERSONS Lisa W. Schroeder
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,239 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,239 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,239 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 27,239 shares held by Pan-Am Equities. Of those, 21,429 shares are allocated to Ms. Schroeder and 5,810 shares are allocated to her spouse, Carl Schroeder. Also includes 2,000 shares held by her spouse. Ms. Schroeder disclaims beneficial ownership of the shares held by, or allocated to, her spouse.

Item 1.

(a)	Name of Issuer:

Latch, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1220 N Price Road, Suite 2, Olivette, MO 63132.

Item 2.

(a)	Name of Person Filling:

This Schedule 13G is being filed jointly by Pan-Am Equities Inc., Gregory R. Manocherian, Kimberly Lopp-Manocherian, John F. Manocherian, Douglas Levine, Kaisa M. Levine, Abdi Mahamedi, Carl D. Schroeder and Lisa W. Schroeder (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement dated as of December 13, 2024, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.

(b)	Address of principal business office or, if none, residence:

The address of each of the Reporting Persons is 18 E. 50th Street, 3rd Floor, New York, NY 10022.

(c)	Citizenship:

Pan-Am Equities Inc. is organized under the laws of the State of New York. Each of the remaining Reporting Persons is a citizen of the United States of America.

(d)	Title of class of securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

(e)	CUSIP No.:

51818V106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover pages for each of the Reporting Persons.

(b)	Percent of class:

See Row 11 of the cover pages for each of the Reporting Persons. As of the date hereof, the Reporting Persons beneficially own in the aggregate approximately 6.7% of the outstanding shares of the Issuer's Common Stock.

The Common Stock beneficial ownership percentages provided in this Schedule 13G, including in Row 9 of the cover pages, are calculated based on 160,939,605 shares of Common Stock outstanding as of December 2, 2024, as provided by the Issuer in the Schedule 13D/A filed in respect of the Issuer with the Securities and Exchange Commission on December 2, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of the cover pages for the Reporting Persons.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of the cover pages for the Reporting Persons.

(iii)	Sole power to dispose or direct the disposition of:

See Row 7 of the cover pages for the Reporting Persons.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of the cover pages for the Reporting Persons.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2024

PAN-AM EQUITIES INC.

By:	/s/ Scott Solomon
Name:	Scott Solomon
Title:	President and Chief Executive Officer

/s/ Gregory R. Manocherian
Gregory R. Manocherian

/s/ Kimberly Lopp-Manocherian
Kimberly Lopp-Manocherian

/s/ John F. Manocherian
John F. Manocherian

/s/ Douglas Levine
Douglas Levine

/s/ Kaisa M. Levine
Kaisa M. Levine

/s/ Abdi Mahamedi
Abdi Mahamedi

/s/ Carl D. Schroeder
Carl D. Schroeder

/s/ Lisa W. Schroeder
Lisa W. Schroeder

Exhibit List

Exhibit No.	Description
1	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 13, 2024.